EXHIBIT 4.1
(English Translation)
Amended and Restated
Extraordinary Variable Compensation Plan
TELVENT

Index
1.	Concept	3

2.	Object	3

3.	Amount	3

4.	Development	3
4.1. Duration
3
4.2. Structure
3
4.3. Early Termination of Participation in Certain Cases
5
4.4. Changes of Job Position by Participants
5
4.5. Sale of subsidiaries with personnel
6
4.6. Change of control in Telvent
6
5.	Documentation	6

6.	Other considerations	7

1.	Concept
This Extraordinary Variable Compensation Plan (the “Plan”) is established in favor of certain officers and managers (the “Participants”) and provides for extraordinary compensation, the earning of which depends on the fulfillment of objectives based on the Strategic Plan of Telvent GIT, S.A. (“Telvent”), and which is additional to other variable compensation and/or bonuses earned or which may be earned by each Participant.
2.	Object
The compensation can be earned during the five-year term of this Plan, calculated year-to-year, but only vests and becomes payable after the end of the term of the Plan and is payable during a period of six months after the termination of the Plan after verification of the fulfillment of the objectives based on Telvent’s annual audit reports.
3.	Amount
The maximum amount available under this Plan to all Participants is € 10,750.000
4.	Development
4.1.	Duration
The term of the Plan is five years commencing January 1, 2007. The calculation and payment of the compensation will be made by June 30, 2012.
4.2.	Structure
A portion of the compensation for which a Participant is eligible to earn (as notified to the Participant as described in Section 5) can be earned annually by the Participant according to the percentages set out in the table below (or as otherwise approved by the Nominating and Compensation Committee for particular Participants). However, vesting only takes place after the end of the fifth year:

Year 2007	10%
Year 2008	15%
Year 2009	15%
Year 2010	30%
Year 2011	30%

100%
The calculation and payment of the compensation payable under this Plan will be made within six months following the end of the term of the Plan (June 30, 2012) and after the audit report without qualifications by the auditor is received for the Telvent company with which the Participant is employed (the “Company”).
The following conditions must be fulfilled in order for a Participant to earn compensation under this Plan:

(a)	The Participant must remain in the employment of the Company (or another Telvent subsidiary as described in section 4.4) throughout the term of the Plan.

(b)	For each fiscal year of the Plan, the Participant must be entitled to receive an annual bonus under the Company bonus plan for that year, based on achievement of least 90% of the objectives other than bookings or quality, specified in the bonus plan. Failure to earn a bonus under the Company bonus plan in one year does not disqualify a Participant from being eligible to earn compensation under this Plan in another year. Employees working in areas of general corporate services not associated with any particular business segment will have to fulfill additional objectives specifically defined by the President of Telvent.

(c)	Fulfillment of the consolidated 5-year budget of Telvent corresponding to the fiscal years 2007 to 2011 according to the Strategic Plan of June 7, 2006.

(d)	The price of the ordinary shares of Telvent listed on the NASDAQ Global Market on December 31, 2011 must be not less than $17 per share. If the list price is less than $17, due to unforeseeable circumstances of volatility of the share prices and/or from the stock market, then the price of the Telvent shares will calculated using the average price during a reference period of three months before and three months after December 31, 2011 and this will be submitted for the consideration of the Nomination and Compensation Committee of Telvent.
Compensation payable under this Plan shall be paid in cash; provided, however, that at the election of a Plan Participant, compensation payable with respect to the first three years of the Plan (or as may otherwise be approved by the Nominating and Compensation Committee for particular Participants) shall be paid in Telvent ordinary voting shares. The number of ordinary shares payable to any Plan Participant in lieu of cash shall be determined based on the price of $18.50 per Telvent ordinary share and using an exchange rate of $1.458 U.S. to 1 Euro. Such per share price is the price paid by Telvent to acquire the ordinary shares to be awarded to Participants under this Plan and such exchange rate is the exchange rate in effect on the date Telvent acquired such ordinary shares. In lieu of issuing any fractional shares, the Participant shall be paid in cash.

As an example, and assuming and exchange rate of $1.458 U.S. to € 1, if a Participant has earned a total Plan award of € 250,000 at December 31, 2011, and assuming all conditions of the Plan have been met, upon the expiration of the Plan, the Participant would receive the following:
Vested percentage for the years 2007, 2008 and 2009: 40%
Vested compensation payable in Euros: 40% x € 250,000 =      100,000
Compensation payable converted to $ U.S.: € 100,000 x $1.458/ € 1 = $145,800
Number of ordinary shares payable = $145,800/$18.50 per share = 7,881.081 shares
Number of shares to be awarded: 7,881

Fractional share to be paid in cash: .081 share x $18.50 = $1.4985
$1.4985 x (€ 1/$1.458) = € 1.03

Cash payable for the years 2010 and 2011: Cash in the amount of
€ 150,000 (60% x € 250,000)
Total cash payable during the term: € 150,000 + € 1.02 = € 150,001.03
4.3.	Early Termination of Participation in Certain Cases

(a)	In case of termination of the employment of a Participant (whether voluntary or by dismissal) before the end of the term of the Plan, the Plan will terminate with respect to that Participant, and the Participant will not be entitled to receive any payment under the Plan.

(b)	In the case of death of a Participant, the Plan will terminate with respect to that Participant, and at the end of the term of the Plan, the heirs of the Participant will be entitled to receive the compensation earned under this Plan by the Participant for the fiscal years completed prior to the death of the Participant.

(c)	In the case of either retirement of a Participant on reaching 65 years of age or total disability (that prevents the Participant from being able to do any other type of work) before the end of the term of the Plan, the Plan will terminate with respect to that Participant and the Participant will be entitled to receive the compensation earned under this Plan for fiscal years completed to the date of his retirement. In addition, the Participant will be entitled to receive compensation for the fiscal year in which the Participant retired if the objectives for that fiscal year are fulfilled. The calculation and payment of the compensation will be made at the end of the term of the Plan as provided in sections 4.1 and 4.2, above.

4.4.	Changes of Location of the Participants

In the case of a change in job position by a Participant (within the Company or a transfer to another Telvent Subsidiary), the Participant will be treated as having earned the compensation for the completed fiscal years prior to the date of the change of position (Participant) and new objectives will be established applicable to the Participant’s new position.
4.5.	Sale of Subsidiaries with Personnel
In the case of a sale of a Telvent subsidiary, the buyer of the subsidiary will be required to assume the commitments of the subsidiary under this Plan or payout the amounts earned under this Plan to the date of the sale by Participants employed by that subsidiary.
4.6.	Change of Control of Telvent
4.6.1. Should company shares be transferred to one or more third parties within the framework of a takeover bid at a price that is above market value, it is understood that, if this were to occur, all shareholders, including minority shareholders, are to receive a premium.
In this case, and subject to approval by the Board of Directors on the basis of the proposal of the Nominations and Retributions Committee, the beneficiaries will be entitled to payment, following liquidation of the takeover bid, of the maximum amount that they would have received under the protection of the Plan in the case of having remained in the company until 30/6/2012.
4.6.2. If transfer of the shares currently held by the majority shareholder occurs by any means other than that described above, with the resulting change in control, 6 months after the date of this transfer the beneficiaries will be entitled to receive the portion corresponding to the number of whole fiscal years that have elapsed since the beginning of the Plan.
From that time on, depending on the interests of the new majority shareholder, the PLAN will continue to proceed under the terms agreed upon or pursuant to the new objectives that may be agreed upon by the executive management team and the new majority shareholder.
5.	Documentation
There is no other documentation that creates any commitment or obligation of Telvent different from those established in this Plan.
This Plan will become effective with respect to a Participant upon notification to that Participant of being selected for participation in this Plan and stating the amount that the Participant is eligible to earn under the Plan. This notification will be confirmed by a letter to the Participant signed by the Director of Human Resources stating that:
The variable, extraordinary compensation under this Plan is that which is earned during the term of this Plan on a one time and non-repetitive basis, that rewards the Participants for the fulfillment of objectives based on the attainment of the objectives specified in the Strategic Plan, determined according to criteria and formulas established for that purpose, and whose amount is freely fixed by management taking into consideration the professional circumstances and assignments of each Participant.
6.	Other considerations
If the Telvent shares cease to be listed in the NASDAQ Global Market, this Plan will remain in effect. However, the provisions of section 4.2 (d), above, shall not be applicable. In such case, the Telvent Nomination and Compensation Committee shall decide if the individual objectives and expected development of Telvent have been fulfilled according to the Strategic Plan.

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